6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 March 11, 2003

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          Registrant files or will file
                         annual reports under cover Form
                                20-F or Form 40-F
                              Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

                                                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                BASF Aktiengesellschaft


Date: March 11, 2003   By: /s/ Elisabeth Schick
                       ------------------------------------
                       Name: Elisabeth Schick
                       Title: Director Site Communications Ludwigshafen
                       and Europe


                       By: /s/ Christian Schubert
                       ------------------------------------
                       Name: Christian Schubert
                       Title: Director Corporate Communications
                       BASF Group

                              Dividend Declaration

    Business Editors
                               UK REGULATORY NEWS

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--March 11, 2003--

    BASF Proposes Dividend of EUR 1.40 Per Share

-- Dividend yield 3.9 percent

-- Dividend to be paid out on May 7, 2003

At the Annual Meeting on May 6, 2003, the Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft are proposing to pay a dividend for 2002 of (EUR)1.40 (previous year (EUR)1.30) per share. This would correspond to a total dividend payout of (EUR)798 million.

Relative to the 2002 year-end share price of (EUR)36.08, BASF shareholders will thus receive a dividend yield of 3.9 percent. In terms of the dividend yield, BASF shares therefore continue to occupy an excellent position among companies listed in Germany's DAX index, which underlines their attractiveness even in a difficult stock market environment.

Subject to approval by the Annual Meeting, the dividend will be paid out on May 7, 2003.

BASF will report its financial results for 2002 in detail at its Annual Press Conference on March 18, 2003. There will also be a conference for financial analysts on the same day.

BASF is the world's leading chemical company. It aims to increase and sustain its corporate value through growth and innovation. BASF offers its customers a range of high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals as well as crude oil and natural gas. BASF's distinctive approach to integration, known in German as "Verbund," is its strength. It enables the company to achieve cost leadership and gives it a decisive competitive advantage in the long term. BASF acts in accordance with the principles of Sustainable Development. In 2001, BASF had sales of (EUR)32.5 billion (circa $29 billion) and over 90,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the Internet at WWW.BASF.COM.

Forward-looking statements

This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

   Short Name: BASF A.G.
   Category Code: DIV
   Sequence Number: XXXXXXXX
   Time of Receipt (offset from UTC): 20030311T132537+0000

    --30--SM/uk*

    CONTACT: BASF AG
             Michael Grabicki
             Phone:  +49 621 60-99938
             Fax:    +49 621 60-20129
             MICHAEL.GRABICKI@BASF-AG.DE